January 14, 2010

Putnam Investments
One Post Office Square
Boston, MA 02109

Sheila Stout, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Forms N-SAR for Putnam Money Market Fund (Reg. Nos. (2-55091) (811-02608)),
Putnam Tax Exempt Money Market Fund (Reg. Nos. (33-15238) (811-05215)), Putnam VT
Money Market Fund, a series of Putnam Variable Trust (Reg. No. (33-17486) (811-05346)),
Putnam Money Market Liquidity Fund, a series of Putnam Funds Trust (Reg. Nos. (33-515)
(811- 07513)) (collectively, the “Registrants”)

Dear Ms. Stout:

Per our telephone conversation on January 8, 2010, attached please find Amended Forms N-SAR for the applicable Registrants, which amend Item 74 in response to your request on our telephone conversation, in each case, for the fiscal periods set forth below:

1.	The Putnam Money Market Fund (Reg. Nos. (2-55091) (811-02608)) (for the fiscal periods ended September 30, 2009, March 31, 2009, September 30, 2008 and March 31,
2008);
2.	The Putnam Tax Exempt Money Market Fund (Reg. Nos. (33-15238) (811-05215)) (for
the fiscal periods ended September 30, 2009, September 30, 2008 and March 31, 2008);
and
3.	The Putnam VT Money Market Fund, a series of Putnam Variable Trust (Reg. No. (33-
17486) (811-05346)) (for the fiscal periods ended June 30, 2009, December 31, 2008,
June 30, 2008, December 31, 2007 and June 30, 2007).

As we discussed, amended Forms N-SAR have not been included for the applicable Registrants for the following fiscal periods because Item 74 of the previously filed Forms N-SAR is not being amended for any of these Registrants at this time:

1.	The Putnam Money Market Liquidity Fund, a series of Putnam Funds Trust (Reg. Nos.
(33-515) (811- 07513)) for the fiscal period ended September 30, 2009; and
2.	The Putnam Tax Exempt Money Market Fund (Reg. Nos. (33-15238) (811-05215)) for
the fiscal period ended March 31, 2009.

Please contact me at 1-800-225-2465, ext. 14824 if you need any further information with respect to this request.

Very truly yours,

/s/Anne Marie Duffy

Anne Marie Duffy
Vice President - Counsel
Putnam Investments